Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website

(www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Below is the transcript of a video recording of the January 13, 2011 Duke Energy Employee Open Forum, which was posted on Progress Energy’s intranet site on January 26, 2011.

Duke Energy Employee Open Forum

Jan. 13, 2011

With Duke Energy CEO Jim Rogers and Progress Energy Bill Johnson

Ginny Mackin, Chief Communications Officer, Moderated

GINNY MACKIN:

Well, welcome everyone in the audience to the sparkling brand new, Knight Theater. This is beautiful, and also, thanks for joining from Houston and Plainfield, Cincinnati, Catawba, and McGuire. We understand we’re webcasting there and for all of you who are also on the telephone today and have joined us for the meeting. A warm, warm welcome to Bill Johnson and Jim Rogers for joining us today and taking the time to answer our questions. We’re really delighted to have you here, and we’ve collecting questions from our teammates the last couple of days, and people are prepared to ask you everything that’s on their minds. So, we’re grateful for that. These two gentlemen are perhaps the most photographed business leaders across the country right now. And we’ve seen a number of photographs, and now you’re seeing them in person. Our new CEO, Bill Johnson, so why don’t we give a big hand to welcome him to our meeting. And of course, a warm thanks to you Jim for making it all happen, and for being here with us.

It’s been a busy week. We started the week with snowstorms in part of the country and very important news for both Duke and for Progress. And as the days have gone on with a lot of media coverage, and a lot of questions have been coming up, so we want to get to those now, and we thought we’d start with you today, Jim. We’d really like to hear from you, what the highlights are of the deal? How your week has gone? And how you’re feeling right now?

JIM ROGERS:

Thank you Ginny and welcome. We got a pretty good turnout. This is a little bigger than OJ Miller and I’m really delighted that all of you are here, and to have an opportunity to really talk about this. I’d like to personally welcome Bill to Duke. What a great opportunity to have you here and he’s gonna be our leader once this merger is completed, and I’m excited about that. And I’m very excited about the merger, because we’ve been able to bring together two companies that have been neighbors for 100 years. And we’ve worked side-by-side. We’ve worked together in a number of ways. When we’ve had storms, they’ve helped us out, and they’ve had storms, we’ve helped them out. We’ve worked together on political issues and regulatory issues, so we have a long history of working together. There’s similarities, there’s differences, but one of the realities is as you look at our people—I mean—we’re here in the Carolinas and primarily in every company we have subcultures and finance is a little different than corporate communication and nuclear is a little different than fossil. So in every company we have multiple cultures. Same is true of Progress. But bringing these two companies together, I think, we’re gonna be a much stronger company. You see all the statistics in terms of being ranked number one in every way you want to measure it. We ought to be proud of that. You should be proud of that. But I would say that being number one is just a moment in time. What it really gives us is a platform to create really superior value for our customers. Superior value for our investors, and an incredible set of opportunities for all the employees of both companies. So really, this is a win for everyone going forward. And I should say that, from our customer’s perspective, we’re gonna face a period of rising prices. We’re gonna be able to mitigate some of those calls. And going forward, from an investor’s standpoint, we’re gonna have a more solid foundation. A larger percent of our business is regulated and our value proposition is primarily the dividend and we’re gonna build off that and be able to grow that going forward.

But I know one of the questions that is on each of your minds is, “What does this mean for me?” And I’m not gonna try to answer each of your questions. [laughter] But I really, knowing you all as well as I do, I know you all have a lot of self confidence about yourselves. You have confidence about your abilities. And I think at the end of the day, this is gonna be a great thing for everybody.

GINNY MACKIN:

Thank you. Thank you. We’ll turn to you, Bill. We’re certainly interested in what excited you about the deal and also what you’re hearing from our soon to be teammates in Raleigh and other areas.

BILL JOHNSON:

Well, first of all, let me say thank you for the warm welcome here in Charlotte and around the system. I should start by saying, “Hey, you all!” [laughter] This is very exciting. And you know Jim talked about some of the exciting parts, and you know the exciting part for shareholders and customers. A lot of great things here, but I’ll tell you what really excites me about it. Putting together two great companies and really headquartered in the ancestral hall of each company here in North Carolina, to be able to carry out our mission better than anybody else. You know our mission; serving the customer everyday, making their lives better. Something we can take pride in, take pride in it every day. So we’ll be the biggest, at least for a short period of time. Being the biggest isn’t what’s most important, but what’s most important is being the best. And I think this combination positions us to be the best at serving customers and transforming the fleet, and lowering our carbon footprint of doing the right thing, we have the opportunity of being not only the biggest, but the best. That’s a pretty exciting opportunity.

So, from my teammates in Raleigh, I had a meeting like this yesterday, and same kind of discussion, the general question that everybody asks, well, what’s most important to you? So, “How does this affect me? What’s this mean to me?” Our folks see the logic of this, the business sense of it; everybody agrees that’s a great thing. It’s gonna be a wonderful combination. “How does it affect me?” And we’ll just be working through that over the next months and years. But at the very onset, I want to say, “Thank you for having me here. Thank you for this opportunity to combine our two companies. We have the opportunity to be the best.”

GINNY MACKIN:

Thank you very much, Bill, and you’ll have another opportunity in a minute to talk about the issues that are on people’s minds as individuals. But let’s turn over to you, Jim. We saw that as part of this transaction that it will be a reverse stock split. So if you could explain what that is and why we are doing that, I think people would really appreciate that explanation.

JIM ROGERS:

Well, that was one of the first questions I got from my wife, actually. [laughter] As you know, we live off the dividend, cause I get no salary, cash, or bonus. And she says, “Well, what does that mean for the dividend?” And the example that [laughter] — trust me, she loves that dividend more than I do [laughter]. I said, “Here’s the way it works.” I said, “It works like this.” If you have a share of stock at $20, at the end of the day, what we’re really gonna do is that you will take two shares and we’re gonna—you’ll get one single share at $40 and $20 a share, you have a dollar dividend, you’re gonna get a $2 dividend and a $40 stock share. So you get the same dividend, you get the same value, but one of the reasons we’re doing—there’s two reasons we’re doing it. One is we like the idea of having our stock price double after the deal is done [laughter]. Kidding, kidding. That’s not the reason. Although, our stock price will go up a lot. But I think the important thing is, is that in the ideal world, you’d like you stock to trade more in the 30s. It’s a better—in the 40s is a better place for your stock to trade. I think the other reason is, is that we have 1.3 billion shares outstanding. If we do this deal, we’d have to issue 700 million more, so we’ll have 2 billion shares, and what we’d like to do is reduce the number of shares.

We’ve talked about this a lot in the past. But this merger really gives us an opportunity to do that. And so, that’s the primary driver behind this 2 for 1.

BILL JOHNSON:

Wait a second; I thought you were issuing 800 million more shares [laughter].

JIM ROGERS:

You know, he’s a little bit like the Chinese. And what I mean by that is a contract is only a pause in the negotiation [laughter]. And what you just heard is continuing negotiation. [laughter]

GINNY MACKIN:

Well, really the number one question, I think, that’s on everyone’s minds, and you’ve both eluded to it, is it’s really about jobs and the potential impact on employment as a result of what we expect to see in the way of synergies. So just, if you can both address this, I think it would really important to hear in terms of the approach and how—what your philosophy is around jobs and potential synergies. And, Bill, why don’t we start with you.

BILL JOHNSON:

Yes. That’s a really great topic. As I said earlier, everybody’s question, including mine, is what does mean for me. And so you know how this works, we’ll spend the next year on integration planning. So we’ll integrate the companies after the closing. So a lot in the employee’s phase doesn’t happen at least for a year. But—so we have a little stability there. I am known, at home, for speaking directly and clearly. So would you like to start that today? [laughter] Alright. You know, there’ll be an impact, no question, of some kind on some people. That’s just a fact of life, but we will do our best to mitigate this through attrition, through management of vacancies through retirement. All those kind of things. Also I want you to think about this. And this question is a lot about, where you are personally in your career. Right. So, if you’re a youngster, you might have a different view than if you’re 62 and thinking about retiring anyway. So this affects you personally, differently. And I just want you think about this over the next year, what you’re reaction is. Right. How are you gonna deal with this. But we’re gonna do the best we can to manage it. At the end of the process, if we have to do something, I’m gonna commit to you that we’ll be fair and do the right thing. But also, think about this. We put together these two companies. We have a very robust, large, strong company. And for the majority of people, this presents a greater opportunity than we had before. That’s really true. So, about a year, get through the integration planning. We’ll sort things out.

JIM ROGERS:

You know Bill said that very well. And I would just add kind of on a personal note. The most important thing you can do in the next year, is really do the best you can on the job that you now have; and deliver, perform. And also, look out for other opportunities within the company. And kind of keep your eyes and ears open for other opportunities within the company. So again, my advice to you is, is deliver on your job and at the end of the day this will work out.

GINNY MACKIN:

Thank you to both of you for your candor. We hear a lot about integration and transition. And I know we’ve named two leaders. One from each organization; Paula Sims from Progress and A.R. Mullinax from Duke to lead the integration process. Jim, talk a little bit about what that process might look like. I think people will be interested in hearing that.

JIM ROGERS:

Sure. You know, most of you all probably remember. It was only 5 years ago, 6 years ago, that we went through the merger integration process with the Cinergy/Duke merger. So that’s probably somewhat fresh in many of your minds, with respect to that. But essentially, what we do is we pull teams together with people from each company, and they work together. And they try to sort out, in different areas, what are the best practices, what’s the best design for the organization or for that function. So that process will go on over the next 8-10 months, depending on kind of run up to the regulatory approval. And then, even afterwards, I suspect, there’ll be additional activities, as you all remember, with respect to the integration of these two companies. So it’s a really active process. Some people will be selected to participate in it, and they will have the responsibility of really working with their teammate Progress to come up with the best approaches. And I had an opportunity to talk to the leadership at Progress yesterday and there are some things they do really well that we don’t do as well, some things that we do well that they don’t do as well, or we do—some things we just do differently. And then some areas we might do it differently and there might yet be another way that’s even better than the way that each of us does it. So the merger team’s assignment, and I’m looking at AR now, he already knows this. But the assignment is to really kind of be as intellectually honest, straightforward about this and really focus on creating the best company possible. And that is really the challenge. And I believe the people on the integration team will be up for it and they will do it. And I think that’s what’s going to make us the best, and the road to being the best is having a merger integration team that really delivers on structure, approach, systems that really allow us to be the best.

GINNY MACKIN:

Bill, do you have anything to add to that?

BILL JOHNSON:

No—I mean—what I would add is patience—patience during this process. You’re going to have some desire to know more than we know. You’re going to talk about this. You’re going to call people we know elsewhere. Please refrain from doing that. We’ll speak more about that in a minute. Just be a little patient. If you have a question, ask it. I think we will both commit that as soon as we know something, you’ll know it. But stick with us, here.

JIM ROGERS:

I know we’re world-class at rumors. And there’s nothing I could say that’s going to change that. But I think it’s really important if you do have a question, ask a person that you work with about it. We’re going to try to be really open in our communication as we go through the process because nature abhors a vacuum, and if you don’t get information you all are going to make up stuff. So we will do our very best to answer as soon as we know the questions that we know are on your mind.

GINNY MACKIN:

We will do our very best to communicate. Why don’t we turn to the audience here and see if people have questions in the room. We’ve got some people with microphones. And what I would ask you to do is raise your hand, and then when you have the microphone, state your name and also the organization that you work in and the business that you’re in. That would also be helpful. Then we’ll take two or three here, and then we’ll go off to some of our remote locations.

Open Forum Q&A Segment

Q: John Hutchison, I work in Project Controls – I noticed on your pie chart that 11 percent, once we combine, is unscrubbed coal. Is there any plan to modernize the 11 percent by maybe adding scrubbers?

BILL JOHNSON:

So there is a portion of the existing coal fleet that is uncontrolled today. The answer to your question will come down to, I think, economics. Can you scrub them at a competitive cost that you can build something else to take its place? I tell you my own view of this, just as a general matter, I skew toward not controlling the older, smaller units because I think the investment is significant. Some of those units are 50-60 years old, and I have a continuing concern about what we used to call ‘coal ash.’ We now call it ‘coal combustion by-products.’ We used to have tree trimming. Now we have vegetation management. I don’t think the ash story is over. So I—the economics will drive this policy, the regulation. But in general, I think both the companies have been on a path of modernization with newer, more efficient units, and that, I think, is at least my bias to the question.

GINNY MACKIN:

Questions in the room? Downstairs? How about upstairs? Oh, we’ve got one over here. Okay.

Q: Robbie Walls, New Media, from Charlotte. There seems to be a lot of, or a lack of, talk about the regulatory hurdles. What do you folks see as the biggest challenge there, if any?

JIM ROGERS:

I think, first of all, we clearly have to get approval in North and South Carolina. One of the great advantages that we have in going to the regulators here is that we will bring these two systems together and jointly dispatch them. And the fuel savings that will come out of that is somewhere between 600 and 800 million dollars over 5 years. So day one, after the merger is completed, we’ll be able to jointly dispatch and provide reductions to our customers just from joint dispatch. And that will flow through the fuel clause. So that is, at the very beginning, a great item that we have—an advantage that we can deliver or benefit to the customers—in the beginning. We feel like that North Carolina should approve this, as well as South Carolina. One, because it assures that it will be—I mean—we’ll be the largest utility company in the country. It will be here in North Carolina, and the probability of someone bigger coming along and taking us over is pretty slim. But the other thing that I think they’ll see is, they will see the opportunity that comes with lower cost over time. And in South Carolina, especially, they are so pronuclear, they will view this as—because when we combine these two companies, we will have the largest regulated nuclear fleet in the country. When I say a fleet, we have a fleet with a huge geographic advantage. Eleven of our units are in North and South Carolina, so we’ll be able to get huge benefits with respect to running it as a fleet and going forward. So that—they will see the advantage of that. They will see the advantage of us being able to build nuclear in the future. And Bill and I’ve talked about that, and we both have the same view. We believe in regional nuclear plants with multiple partners. We think it’s good from an investment standpoint. We think it’s great for customers because you spread out the cost increases over a much larger base of customers. We also believe that we have 3 COLs kind of running through the NRC process. The media has asked us, “Well, tell us about nuclear.” And our answer is, “It’s not whether. The question for us is simply when?” Then people say, “Well, what order will you build them in?” And we say, “Well, we don’t know yet.” And because, again, at the end of the day, before we can build any nuclear plant, we need to get approval, with respect to it. But the fact that we’re able to—I mean—remember, both of these companies were pioneers in the nuclear industry. And now that we’re combining, I think it puts us in a position to be a leader in the development of nuclear technology going forward. That—when I was looking at this particular combination—that was one of the great—in my mind—advantages of the combination of these two companies. And I believe the regulators will see that. We do not have to get approval in Florida. There is no law that requires approval. Because there’s no change in ownership in Indiana, Ohio, Kentucky, we don’t have to get approval there. But obviously, we’ll spend time with those regulators, sharing information with them, letting them get a sense of the value of this, and over time, the customers in each of those states will benefit from the savings that we will generate operating these two companies as one. Then at the federal level, we have to get FERC approval. The big issue there is market power. We have done research on that. We passed what they call the ‘screens’ on market power, all of them. So I think we’re good to go with FERC. I think that we’ll have the Department of Justice. Because we’re creating such a large company, we’ll take a closer look at it. And of course, we have to get approval from the NRC. So those are the approvals. Our goal line is to get it done this year, and I have every confidence that we can do that. If you think back to the last merger of Duke/Cinergy, we had to get approval actually in five states because it was a change in ownership for the three states in the Midwest, and we were able to get that done in 11 months. And so we’re shooting to get this done in 11 months, also—or by year end.

GINNY MACKIN:

Okay, let’s see. Yes. We have another one here in the room.

Q: Thank you. I’m Brian Morris. I work here in Charlotte in the tree-trimming area, better known as vegetation management. Some of the correspondence that I’ve read, it mentioned, I think, there’s a rate differential between Progress and Duke, or Duke Carolinas. Due to that—I believe it was due to that—that the two companies would be run more or less separately and not really combined into one, necessarily. We know that you, Mr. Johnson, will be leading us. Where down the line does that split take place, and exactly what does that look like when you talk about separately? Thank you.

BILL JOHNSON:

Let me ask you a question. This is to all of you. As part of the Duke training program, do they teach you to say, “There’s a rate disparity, and the rates are lower here?” I’ve heard so much of that over the last couple of months.

JIM ROGERS:

It’s just difficult merging with a company with much higher rates.

BILL JOHNSON:

There you go. Back to the 800 million shares. You know, what you have here is you have two separate legal entities, two separate companies that have different asset bases.

JIM ROGERS:

Which really, the asset base counts for the differential in price and so these companies will remain separate for some period of time. I can’t tell you how long, but at least the foreseeable future. But it’s really hard to combine the operating parts of the utility companies. You know, the way you set rates in the utility industry is you take the costs of the assets, the costs of all that, and since they’re so different and just trying to combine them, you know, over the next couple of years, isn’t going to be feasible. So for the time being, you will continue—we will continue—how’s that? We will continue to have lower rates here and higher rates on the other side of the state.

JIM ROGERS:

I think what’s important is we’ll keep them separate regulatory entities. I mean, I’ll give you the example of Nantahala that we acquired fifteen years ago. They still have their own rate structure, although we operate the distribution generation integrated into our system. So in a sense, we’ll be able to functionally operate the distribution together—the generation together, the customer service together—but from a regulatory framework standpoint, in terms of filing for rate increases and fuel clauses, they will be treated as two separate entities.

GINNY MACKIN:

One of the questions that we had gotten through the portal was around Smart Grid and will the merger help jumpstart Smart Grid programs and make it more readily available?

JIM ROGERS:

So the two companies today have a little different approach to the Smart Grid. One of your approaches—and you’re doing several different things—but one is starting with the customer, right? Smart meter information at the house. The view we’ve taken is let’s start at our end of the system and so we’re really working on a program called demand-side—distribution-side demand-response. In other words, voltage management to make sure our system is really efficient, and we can displace new generation through this efficiency. So both companies have got DOE grants in this area and it seems to me—since we have two approaches that are both really good approaches we should be able to put these together, get the best ideas, and expand and accelerate this program.

JIM ROGERS:

No. In fact, “Smart Grid” is one of those phrases that everybody—they say it, but everybody means something different by it. I like to say it’s like having ten blind men standing around an elephant, each trying to describe the elephant. But the fact of the matter is Smart Grid is exactly what Bill’s doing in terms of getting two-way communication in the distribution network so you can have more voltage control, and that makes the company far more efficient. That’s a sub-part of Smart Grid. What—and we’re doing some of that, also. But also having a smart meter with two-way communication is really another part of it. So we’re both coming at this from—together, we’re really covering the full definition of what a Smart Grid is, all the way. And it’s nothing more than creating two-way communication in a distribution, which we don’t have today because as you all know, we don’t know we have an outage until the customer calls us, which is pretty remarkable in the 21st Century to think that’s true. And you need the meter with two-way communication that really allows us to go beyond that in terms of helping manage customer’s usage within the home.

GINNY MACKIN:

So there are many similarities between Duke and Progress. One of the differences is international. Progress does not have an international operation and I just wondered why, if you could address that, Bill?

BILL JOHNSON:

Yes. There’s a lot of history that goes with the answer, but we actually had some international operations after our last merger in 2000, and in the middle of the—it’s always hard to tell what decade—I guess the last decade, we decided that our core skill and the best place for us to put our money was in the regulated utilities. We could see a continuous need for investment, good capital return, so we exited everything other than the regulated businesses starting in about 2005, and that’s really where we’ve had our focus. And you know, part of the answer to this is where your company has been historically. We were never big in the international piece. Some of that was driven by what you thought deregulation was going to mean, and it also depends on the size platform you’re working on. You know, the size company we are today—we really didn’t have the opportunity financially to go into international in any significant way to begin with, so we decided five years ago we’re going to be regulated utility and that’s what we focused on.

GINNY MACKIN:

Okay. We had several questions along those lines. We also had questions around the VOP and Jim, I’ll address this to you. Will the transaction change either the status or release dates for folks who have opted for the Voluntary Opportunity Plan?

JIM ROGERS:

Out of the 900 people who signed up for the VOP, we have 150 people that are still working and have yet to be released, and that—we see nothing changing in the way we structured for those 150 people, so we see no change there going forward.

GINNY MACKIN:

We’ll switch gears a little bit. We’ve read, Bill, that you played football at Penn State. You also attended Duke and Chapel Hill, so the question is, are you Nittany Lion, are you a Blue Devil, or are you a Tar Heel? And this is a safety moment, before you answer that—you know that there are probably a lot of Tar Heel fans in the audience-

BILL JOHNSON:

Go Heels! So let me just explain, just a minute, because it’s a little confusing. I did go to Penn State. I didn’t quite finish. I moved to Durham. I meant to finish my degree at Duke. I had such a good experience here, I ended up getting a Duke degree instead. And then, I went to Chapel Hill to go to law school. So today, in terms of sports, I follow NC State Football. The reason is NC State and Penn State and really Clemson are the same school, right? Land Grant, agricultural, technical—so they’re the same kind of school, so I follow because they’re right there in my back yard. I follow the Heels in basketball, and I’ve tried really hard to be a Panthers fan over the last couple of years.

GINNY MACKIN:

Well, you’ll have more of a chance to do that next season when you’re here.

BILL JOHNSON:

The Colts are looking better to me, though.

JIM ROGERS:

Actually, as a graduate of UK, I only had one question for him. I didn’t care who he rooted for, but he certainly wasn’t going to be rooting for Duke, I hope?

GINNY MACKIN:

Anyone could do.

BILL JOHNSON:

A general aversion to the darker blues.

JIM ROGERS:

Correct. We share that.

GINNY MACKIN:

Well, I’m glad it means something to you. Let’s turn back into the room, and I want to see if we have more questions in here, and then also put a call out to our folks who are calling in and make sure that you all know—I’m looking up here and waiting for you all to call in so we can go to our remote locations as well. But first let’s see other questions here in the room. Betsy, I think you had somebody you were heading towards. No? And I’m not sure if we can get to the folks upstairs—no?

JIM ROGERS:

I think those with the microphones can see people better than we can from here.

GINNY MACKIN:

Okay, great.

JIM ROGERS:

There’s a question up front, now that I say that.

GINNY MACKIN:

Okay, yes. Okay, give us one?

Q: Deloris Duckworth, Transmission Planning & Systems Planning Operating. Question is, the only constant thing in this industry is change, and we know that there will be continual changes with a regulatory environment, environmental regulations and that sort of thing and with a larger corporation, how will we become more nimble to face these changes?

JIM ROGERS:

That’s really a great comment, and that is also a statement of a great reality because change is in our industry is going to, I think, actually accelerate with the development with the development of new technologies with the need to retire and replace our plants as we were talking about, kind of creating two-way digital communications on our systems. And one of our single biggest challenges as we become much larger is to maintain the agility and the ability to respond to changes in the market. So in a sense, being big and slow is not the key to success. Being big and really agile and quick and having the capability to perceive what’s around the corner really makes you special. And I think we have the potential to be a very special company because we’re going to do both. We know we’re going to be big, but we’re going to be focused on being agile, being quick, seeing around the corner, and making sure we’re adjusting as the world adjusts around us, or maybe adjusting in anticipation of the changes that are coming.

BILL JOHNSON:

I wasn’t taking the big and slow comment personally, Jim.

JIM ROGERS:

You’ve got to understand, every time we started negotiating a point, he wanted to arm-wrestle with me.

BILL JOHNSON:

You know—you asked a great question. Size and agility—it is two different concepts, right? This is really a behavioral attribute and not an organizational or size attribute. The way I like to think about this is can we come to work every day thinking how can I do this better? Right, so one thing you’re going to hear me say repeatedly—safer, better, faster, cheaper. Just get used to it. Safer, better, faster, cheaper—now, if we can come to work every day with that mindset that we will have that agility, we won’t get stuck in our ways—you just think about this. My own experience has been you have so much work to do that you think about getting your work done, right? That’s what we think about. How do I get this work done, and we rarely take the opportunity to say, “How can I do this better?” so I think that’s really that’s where we need to be. We need to start thinking that way, behaving that way. Then it will lead to agility, flexibility, foresight, all of these things—a great question.

GINNY MACKIN:

Great answers too, and now we’re going to Cincinnati and my colleague in Cincinnati is fielding the questions there. Cincinnati—there you are! Who’s got a question? No. No questions in Cincinnati. Well, false alarm. Okay, then let’s—no, I hear something. Go ahead.

Q: Michael Pahutski, in the Large Business Organization. A lot of the discussion around the merger is centered on building a stronger regulatory or regulated company and one that can deliver that dividend over time. Given that, how are we looking at Duke Energy Ohio, given the state of regulation in Ohio?

JIM ROGERS:

That’s a very good question, and actually we’ve been in hearings in Columbus this week on our proposed MRO, which basically changes our approach to providing how we price electricity to our customers. Historically we’ve operated under ESP and before that, an RSP. We keep changing the names of them every 3 years when we would renegotiate them, but I think it really depends on what kind of deal we can structure with the regulators in Columbus. In the ideal world, what we’d like to be able to do is structure it so we could dedicate our 4,000 megawatts of coal generation to the customers in Ohio and get paid for it. Today our customers have the best of both worlds. They get the lower of the market price or our negotiated price. What we’re striving for is to get an outcome in Columbus that allows us to earn a 10  1/2 or 10 percent return on our generation. With the falling prices in PJM, they have yet to kind of move in that direction. It’s a state of flux, state of change, but we have a strategy we were pursuing on the MRO, and we have subsequent sort of steps that we’re going to take as we try to work the process in Columbus.

GINNY MACKIN:

Okay, that’s great. Let’s try in Houston—any questions there? Okay.

Q: My name is Steve Boser. I’m with the legal department. I guess in Houston our question broadly is, “How does this affect Houston?” and more specifically, we noticed your answer to the international question, and we were wondering if you would supplement that answer with how you see the international business going forward being affected by this merger with Duke Energy?

BILL JOHNSON:

I will caveat the answer by saying you can imagine that I don’t have all the answers today, and I will never have all of the answers, so this is based on what I know. Here is what I think I would tell you. You know—the business that we’re in is investing capital and looking for the best return on that capital. Those would be the business decisions we make going forward, so I really can’t tell you have I come to this with a bias and love Brazil, hate Brazil? No, I come to this with no bias. I work at a company today that has a certain business mix because that makes sense for us. If what you have makes sense, do you change that going forward? It all depends on what the investment profile looks like and where you can put your money to work the best. I think that’s pretty consistent with what you’ve been doing, as far as I’ve been watching you. What is going to make the most sense for the combined company, and I think during the next year, we’ll be figuring that out, but today that’s the best I can do.

GINNY MACKIN:

One of the questions that was on the mind of some of our nuclear teammates was we will now have a larger fleet within our nuclear family, so how will we move forward in terms of integrating and making sure that we’re all operating the best that we can from that platform?

BILL JOHNSON: Go ahead.

JIM ROGERS: I think what Bill would say—is that we’re going to work very hard to run it as one fleet. Only—what, 3 or 4 years ago, we really went to work to run the Duke fleet as a fleet. Before they were kind of operated as separate stations and units, and so this notion of running all of these 11 units as one fleet is something we believe that would create tremendous value for us. Not only in best practices, but also I see cost savings and at the same time being able to improve our load factors, our reliability, and the safety. I think we’re going to do that even better combined than we did it individually, and we both have done it very well individually.

BILL JOHNSON:

Let me just add a tad to that. We both today have been moving toward a fleet model, and we’re about in the same position of getting there, but the truth is, I think, neither of us has enough plants to actually get the maximum benefits of a fleet. All right, we haven’t made the full transition, and we’re not big enough standalone to get the real benefits. You look at the people who are the most efficient operators, in terms of safety, reliability, and cost—they’re the bigger fleets because they really have figured this fleet thing out. Now, we have, what, 12 units, a lot of them very close together. This is a great opportunity for us to combine that fleet, to run it as a true fleet with common procedures, common practices, able to move people around. You know—one of the things you need to do in the nuclear business is not let the people get complacent. I know this doesn’t sound great to everybody who might have to move around a little bit, but the opportunity here is to take two really good standalone efforts and make just an outstanding fleet out if it, and I’m looking forward to helping with that.

GINNY MACKIN:

I want to make sure that we give our teammates a chance at McGuire and then Catawba—any questions from our McGuire folks?

VALERIE PATTERSON: Hi. I’m just really interested in how we merge our philanthropic efforts? We’ve worked really hard in the Midwest and here in the Carolinas to put us all on the same footing, as far as local services is concerned and making sure we promote volunteers and then really strong community stewards. How do we merge that with—although Raleigh is just up the road, I’m sure Progress already has a really strong footprint in that community. I’m also interested in Mr. Johnson—has he had any feedback about Progress leaving that area and now becoming Duke Energy, from a philanthropic standpoint?

BILL JOHNSON:

I need to start by saying that Mr. Johnson is 84. And I much prefer to be called Bill, so let me ask you to do that, but thank you for the question. The first part of the question, the Progress charitable and philanthropic and volunteer spirit is very much like the Duke one. It’s very similar and that won’t change a bit. We’ve agreed that we understand the importance of communities, the importance of our customers, and so what we’re been doing and what you’ve been doing will merge, and I would say wouldn’t miss a beat in any of those communities. The thing about this business, especially in the utility part, we touch every community every day physically. We have to make sure that we’re good citizens, that we’re good community people, and that won’t dwindle.

Now, there is a concern, obviously, in Raleigh. This company has been headquartered there since 1908, and you lose a corporate headquarters. That’s a concern. The same day that we announced this merger, Red Hat announced moving their corporate headquarters to downtown Raleigh, so that was a plus. There is concern in the community. There is concern with the community leaders, and what I’ve said to them is, “Look, I’ve lived here 30 years. This is my hometown at the moment. I’m not going to abandon you.” We’re going to do the right thing there, and we’ll continue the charitable efforts, all of those things. I would think there will be fewer people there. There will still be a very substantial presence there, so yeah, but you would expect a level of concern from community leaders, the mayor, and those kinds of people. We’re just telling them we’ll be the same way, and we’ll do the right thing.

GINNY MACKIN:

Let’s just give Catawba a chance. Are any questions there?

Q: Bill, this is Mike Dixon in Engineering at Catawba down here on Lake Wylie. Our Occonee Nuclear Station reactor building design is similar to Crystal River. How are the problems down there being resolved?

BILL JOHNSON:

Let me give you some advice—don’t cut a hole in your building. For those of you that don’t know, about a year ago—a little more than a year ago—we were doing steam generator replacements at our only nuclear plant in Florida, Crystal River 3. This building has a tendon containment, so you think about most containment buildings, they have thick rebar. This building, and yours, has one layer of rebar, and then it has conduit in the concrete with thousands and thousands of steel wires called tendons that are hooked to the buttresses and you pull those wires and squeeze the building, and that’s what we had in Florida when we cut it, we cracked it—a substantial crack, a delamination, tree-trimming, vegetation management, cracking, right? (laughter) So it’s a delamination. So the concrete separated, and so this is really a complicated subject. I’ll be glad to tell you afterwards everything I know about concrete, which is a lot today. (laughter) But here’s where we are. We have finished the concrete work. We are retensioning the building, and the really hard part, in the last couple of months, we got the concrete for it, but how do you retension these thousands of tendons without cracking the building again? So we have a success path, we’ll be working on this and we expect late in the third quarter to have that plant back in operation.

Q: This is Adrian, a driver in Engineering. Duke Energy just—is still in the process of completing on that end, an extensive management organizational study. Has Progress most recently undertaken any type of organizational study within your company?

BILL JOHNSON:

Not a large one. We do these all the time and you know, like everybody else, we look at the business all the time to see what we can improve, but a large-scale study like that, no, we have not.

GINNY MACKIN:

I thought that one good way to wrap up would be for us to hear from both of you on where you want to focus over the next weeks and months ahead. This could serve as a distraction. People are thinking about lots of things but I would bet that you both have a perspective on that and Jim, why don’t we start with you?

JIM ROGERS:

Sure. I think, as I had mentioned at that outset, it’s just very important to stay focused on your job, stay focused on doing your very best, stay focused on being a high performer. And I think at the end of the day, that is the right answer for this period of time. I know a lot of you are going to have the temptation—you’ve got friends at Progress—to pick the phone up and call your counterpart at Progress. I would urge you not to do that because that is the type of thing that kind of leads to rumors and it could lead to dysfunctional behavior. The merger integration team is going to do the work and the communications. You’ve had plenty of time to connect with your friends there, but I think in the short run—and that is this next year as we do the integration—it’s very important to stay focused on what you do every day. I mean, our job is to provide affordable, reliable, clean electricity, 24/7, 365, and we’re measured by our customers every day when they throw that switch, and measured by them every month when they look at that bill. So at the end of the day, we need to stay really laser-focused and deliver like we’ve never delivered before during this period. And I think that will help in every way. It helps us with the regulators—you heard the regulation question. It helps you all in terms of peace of mind to know that you’re doing the best you can to demonstrate your capability to lead and to carry out your responsibilities in this company.

GINNY MACKIN:

Thanks, Jim. Bill?

BILL JOHNSON:

So what are we going to focus on first every day? We’ve got to do that again. What are we going to focus first on every day?

CROWD: Safety!

BILL JOHNSON:

Right. So we have a time of distractions here; we know the distractions are the number one enemy of safety. So hazard recognition, active care—and you know the drill here: Safety first! Second—and I’m just going to say a little bit of what Jim said. Think about responsibility. Think about the millions of people that count on us every day to do our jobs and do them well, so there’s no dim in use and lessening of our responsibility or our willingness to carry it out. Third, let’s be focused on what’s in front of us, right? Let’s live in the present. It doesn’t do us any good to worry about things we can’t control, so let’s manage what we can control, let’s focus on what’s in front of us, let’s do the best job we can do, and the world’s going to spin every morning, right? So let’s focus, let’s be of good cheer, let’s have positive attitudes, have a little patience with this as we work through this, but every day, every task, every mile—safety first.

GINNY MACKIN:

Great. Any closing comments, Jim, from you?

JIM ROGERS:

I think the only one is that we are working to create really a terrific company. I think we each have great companies, but together we’re going to be so much stronger, and we’re going to be so much better positioned. But even though when you put two corporations together, they’re stronger, it gets down really to the people and we’re counting on each of you all to do your best, and you will. Bill talked a lot about safety. We know that’s really a paramount consideration for us. Also, it always has been—that’s the core of our culture. I think the other thing is that I would urge you to—as you work, as you think about the future, and Bill said it very well there—every day, the world keeps spinning. And we live, as the question, in a time of great change. This is an opportunity to get comfortable with the change. We always live with uncertainty. Every day, the world is a little different and we can’t predict what’s going to happen an hour from now or a year from now or a month from now, but I think the important thing is we have the potential to do something really spectacular, and you ought to take a moment and kind of celebrate what we’re doing because not many times in life do you have an opportunity to celebrate. So we’re on a journey now that we should be celebrating, and we ought to have fun on the way, because if you celebrate this, that will be good and pull us all together. And my belief is these two companies will come together very well, and then we will have a lot to celebrate even more because we will be even stronger. So my feeling is we can embrace this combination, recognize the possibilities that come from it, and use this as a chance to kind of reflect on yourself, your capabilities, and at the end of the day, perform. There is no substitute for performance. So I’m really delighted all of you all are here. It shows that you’re engaged and you’re interested in the future of the company and we’ve got a great future in front of us. We just need to make it happen and we’re going to do that, and all of us are going to do it—those in this room, those that are out working now that can’t participate in this—all of us together are going to make this a great company committed to our customers, and that, to me, is a really noble mission that we have.

GINNY MACKIN:

Thanks, Jim. Bill, closing comments?

BILL JOHNSON:

We’re putting together a great company here. Jim said it: We have two great companies today. We’ll be the biggest; we have the opportunity to be the best. It will be my great privilege to be the CEO of your company. I will just say this: I will be as accountable to you as you are to me and we can do this together. I look forward to the opportunity. Thank you for the warm welcome today.

GINNY MACKIN:

For those of you who would like to meet Bill in person, and to shake Jim’s hand, we will be up front in the lobby if you would like to do that. I’ll also encourage you, as you have questions, there is a place in the portal for you to register those questions and we will communicate with you when we know information effectively and quickly, so we promise you that, and thanks so much for participating today. Thank you.